Writer’s E-Mail: cdavis@kkwc.com
Writer’s Direct Dial: 212.880.9865

December 19, 2018
VIA EMAIL AND EDGAR

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:	Luby’s Inc. (the “Company”)
Preliminary Proxy Statement filed December 11, 2018
DFAN 14A filed November 27, 2018
Filed by Bandera Master Fund L.P. et al.
File No. 1-08308
Dear Ms. Chalk:

We acknowledge receipt of the letter of comment dated December 17, 2018 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced matter. We have discussed the Comment Letter with Bandera Master Fund L.P. and the other participants named in the Proxy Statement (collectively, “Bandera”) as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”). To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Preliminary Proxy Statement filed on December 11, 2018
General
1.
Bandera filed its initial Schedule 13D reporting ownership in Luby’s on November 17, 2017 and Amendment 1 to the Schedule 13D on October 30, 2018. Amendment 1 did not amend Item 4 of the Schedule. Amendment 2 to Bandera’s Schedule 13D was filed on November 15, 2018 and disclosed, apparently for the first time, that Bandera had nominated six individuals for election to the Luby’s Board of Directors. However, according to the Company’s preliminary proxy statement filed on December 12, 2018 (Background Section), Bandera’s representative asked for three seats on the Luby’s Board on November 2, 2018 in a call to Company General Counsel Peter Tropoli and obtained written consents from six director nominees on November 7, 2018. If these events occurred as stated in the Company’s proxy statement, please explain in your response letter why Bandera did not disclose its nominations or intent to nominate candidates for election to the Luby’s Board until November 15, 2018. See Exchange Act Rule 13-2(a) of Regulation 13D/G.

Bandera acknowledges the Staff’s question and has made clarifications on PDF page 8 of the Proxy Statement. Bandera does not believe that the Company’s disclosure about the call is accurate, or that it formed a definitive intention sufficient to trigger a filing obligation prior to the date noted in its Amendment 2 to Schedule 13D filed on November 15, 2018. With respect, having a written consent is not in itself proof of the necessary intent, because nominating shareholders may, and often do, have consents in hand without having decided to use them.
2.
It appears you have chosen not to use the “short slate” mechanism provided in Exchange Act Rule 14a-4(d) to “round out” your slate of nominees. Therefore, prominently disclose on the cover page of the proxy statement or at the forepart of the document that shareholders who grant you a proxy will be disenfranchised with respect to the remaining five Board seats up for election at the Annual Meeting.

Bandera acknowledges the Staff’s comment and has revised the Proxy Statement and proxy card to utilize the “short slate” mechanism. Please see PDF pages 3, 5-7, 13, 15, 19, 20 and 32 of the Proxy Statement.
3.	As to each proposal to be voted on at the Annual Meeting, provide the disclosure required by Item 21(b) of Schedule 14A, including the effect of broker non-votes.
Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested information. Please see PDF pages 14, and 16-18. of the Proxy Statement.
4.	To the extent applicable, provide the disclosure required by Item 23 of Schedule 14A.
Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested information. Please see PDF page 21 of the Proxy Statement.
Background of the Solicitation

5.
Item 5(b)(1) of Schedule 14A requires you to describe any direct or indirect interest of a participant in the solicitation. In this regard, we note the disclosure in the first bullet point in this section that in July 2018, a representative of Bandera “expressed a willingness to be of assistance and offered to help lead and/or participate in a low-cost equity fundraise, if the Company needed to raise money quickly.” If in future, Bandera may seek to participate in equity fundraising for the Company, and if it may have an economic interest in doing so, please describe in the proxy statement.

Bandera acknowledges the Staff’s comment and confirms to the Staff that it has no present plans or intentions to participate in an equity fundraising for the Company. Nor does it have any reason to believe that the Company would allow Bandera to participate.

6.
We note the disclosure here and in your Schedule 13D Amendment 2 regarding Bandera’s proposed settlement with the Company to avoid a proxy contest. In your revised proxy statement, briefly describe the terms of your proposed settlement and why you have now withdrawn it.

Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested information. Please see PDF pages 8-9 and 25-26 of the Proxy Statement, where we have described and attached a copy of the Settlement Proposal. Further, we believe that outside counsel for the Company mistakes Delaware law, and has neglected to inform the Staff that outside counsel for Bandera has emphasized that interviews as part of a settlement process would be acceptable, but the Board has rejected all settlement negotiations.
7.
Your disclosure states that in December 2018, you had communications with the Company regarding interviews of your nominees. Expand to explain the result of these contacts, whether any interviews took place, and if not, why not.

Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested information. Please see PDF page 9 of the Proxy Statement.
Reasons for the Solicitation
8.
Briefly provide support for your assertion that the Company continues to “deplete the value of its real estate portfolio.” Your expanded disclosure should cite the sources for the figures regarding depletion and also, how you believe the Company is responsible for declines in value.

Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested information. Please see footnote #2 on PDF page 10 of the Proxy Statement.
9.
For the figures you provide in this section regarding the Company’s performance metrics, such as declines in share price and book value per share, cite the specific Company SEC filings to which you refer. Currently you cite only generically to the Company’s “SEC filings.”

Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested information. Please see footnote #3 on PDF page 10 of the Proxy Statement.
10.
Briefly explain how you selected the three members of the Company’s peer group to which you compare Luby’s share price performance in the chart in this section. We note that there are six members of the Company’s peer group in its own periodic filings.

Bandera acknowledges the Staff’s comment and on a supplement basis elaborates that the Company’s six peers it has chosen in its periodic filings are Cracker Barrel (CBRL Group), Darden Restaurants, Denny's Corporation, Bob Evans Farms, Diversified Restaurant Holdings, and Red Robin Gourmet Burgers. The first three companies are the most recognizable “casual dining” companies that resemble Luby’s. Bandera believes that Bob Evans is no longer a good comparison after selling its restaurants to a private equity firm in 2017, and then selling its remaining packaged foods business this year. Further in Bandera’s opinion, Diversified Restaurant Holdings is a little-known company that is primarily a franchisee for 64 Buffalo Wild Wings restaurants, rather than owning its own concept as Denny’s, Darden, Luby's and Cracker Barrel do. Finally, Red Robin Gourmet Burgers is a burger chain that is, in our opinion, less well-known than Darden, Cracker Barrel and Denny's.

11.	Explain the meaning of the term “independent” as you use it to describe your director nominees here.
Bandera acknowledges the Staff’s comment and directs the Staff’s attention to the seventh full paragraph already included on PDF page 14 of the Proxy Statement –the only standard of “independence” that we are aware of as being legally relevant here is independence from the Company. However, we would point out on a supplemental basis that we also could be seen as “independent” from the Pappas family who controls over 38% of the outstanding stock of the Company and therefore controls the Company.
12.
Generally describe what specific actions your director nominees will advocate for if elected to the Board and what they propose to do differently regarding the management of Luby’s. Caveat this disclosure by noting that if elected, they will constitute a minority of the Board and thus will need the support of at least one of the Company’s nominees in order to control the direction of the Company.

Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested information. Please see PDF page 12 of the Proxy Statement.
13.
Here or in another appropriate part of your revised proxy statement, explain why you were initially seeking to elect six nominees to the Board but are now nominating only four. See Item 7(b) of Schedule 14A and Instruction 4 to Item 401 of Regulation S-K.

Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested information. Please see PDF page 12 of the Proxy Statement.
Proposal No. 1 – Election of Directors
14.
Disclose the principal business of any corporation or other organization at which the nominees were employed during the past five years and to the extent applicable, disclose any affiliation with Luby’s. See Item 401(e)(1) of Regulation S-K.

Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested information. Please see PDF pages 13-14 of the Proxy Statement. We confirm that none of the nominees’ positions have any affiliation with Luby’s.
15.	With respect to Jefferson Gramm, provide disclosure explaining the basis for your assertion that he has “extensive experience in retail and chain food industries.”
Bandera acknowledges the Staff’s comment and we have revised the Proxy Statement to remove this “extensive” reference. Please see PDF page 13 of the Proxy Statement.
16.	Provide the dates for Senator Gramm’s position as Vice Chairman at UBS Investment Bank.
Bandera acknowledges the Staff’s comment and notes that this and several of the other date requests are for positions held prior to five years from the date of the solicitation and we do not believe such dates are strictly required to be disclosed. However, Bandera directs the Staff to PDF page 13 of the Proxy Statement where this information is already included.

17.	Provide dates for Stacy Hock’s senior management positions in the software industry at IBM.
Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested information. Please see PDF page 13 of the Proxy Statement.
18.	Provide dates for Savneet Singh’s positions with Tera Holdings, CoVenture, LLC and GBI.
Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested information. Please see PDF page 14 of the Proxy Statement.
19.	We believe the references to a single “NOMINEE” in bold-faced type at the bottom of this section may be a typo, since you are soliciting in favor of four nominees. Please revise or advise.
Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to correct the typo. Please see PDF page 15 of the Proxy Statement.
Voting and Proxy Procedures – Quorum; Broker Non-Votes; Discretionary Voting
20.
In this section, you state that brokers do not have discretion to vote without instructions only as to the election of directors and the advisory votes on executive compensation. This is inconsistent with the disclosure in Luby’s proxy statement, which indicates that because there is a contest, brokers have no discretion as to vote for any matter on the card. Please revise, or if you disagree, explain the basis for your position supplementally.

Bandera acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested information. Please see PDF page 19 of the Proxy Statement.
Solicitation of Proxies
21.	Refer to the disclosure in the first paragraph of this section. Will you really solicit proxies via “telegraph”? If not, please revise.
Bandera acknowledges the Staff’s comment and does not intend to solicit proxies via “telegraph”. We have revised the Proxy Statement to delete this reference. Please see PDF page 21 of the Proxy Statement.
Form of Proxy
22.	You state your recommendations for a vote on Proposals 1-3 but do not address Proposal 4. Please revise, consistent with the disclosure in your proxy statement.
Bandera acknowledges the Staff’s comment, at the time of our original filing Luby’s had not yet filed their preliminary proxy statement and we were unaware of Proposal 4. We have revised the Proxy Statement to include the requested information. Please see PDF page 33 of the Proxy Statement.

We respectfully request expedited review and approve of these changes, so as to prevent an unfair situation where the Company has an appreciable timing advantage on its mailing to shareholders. If possible, we would like to respond to any additional Staff comments by telephone so that our next proxy statement filing will be of our definitive proxy statement.

* * *

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

Christopher P. Davis

Cc: Rebecca L. Van Derlaske